17005066

SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2017

Washington DC
415

SEC FILE NUMBER
8-68449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Capital Formation LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 47th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clare McAdam 212-823-5595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

For the year ended December 31, 2016

Contents

Facing Page and Oath or Affirmation 1

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statement of Financial Condition 4
Notes to Financial Statements 5

OATH OR AFFIRMATION

I, Todd Ladda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 2016_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

Notary Public

MARGARET HEAPHY
Notary Public - State of New York
NO. 01HE6233759
Qualified in Westchester County
My Commission Expires Jan 3, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of Fortress Capital Formation LLC

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortress Capital Formation LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

STATEMENT OF FINANCIAL CONDITION

Fortress Capital Formation LLC
(A Delaware Limited Liability Company)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 3,031,380
Prepaid expenses	58,413
Deferred tax asset	7,757
Due from affiliate, net	122,129
Total assets	$ 3,219,679
Liabilities and member's equity	
Liabilities	
Accrued liabilities	$ 153,881
Income tax payable	4,056
Total liabilities	157,937
Member's equity	
Paid-in capital	2,200,000
Retained earnings	861,742
Total member's equity	3,061,742
Total liabilities and member's equity	$ 3,219,679

See accompanying notes to financial statements.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2016

1. Organization

Fortress Capital Formation LLC (the Company and formerly known as Fortress Securities LLC), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (the Parent). The Parent raises and manages alternative investment funds. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds managed by affiliated entities. The Company operates two offices, one of which is a non-OSJ (Office of Supervisory Jurisdiction) branch office. The Company is a limited liability company whose formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. At December 31, 2016, there were no cash equivalents.

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and the earnings process is complete. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The deferred tax asset of $7,757 is related to organizational costs that are deductible over 15 years for tax purposes.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $250,000. At December 31, 2016, the Company's net capital and excess net capital amounts were $2,873,443 and $2,623,443, respectively. The Company was in compliance with such requirements.

The Company is exempt from the provisions of Rule 15c3-3 of the Act under paragraph (k)(2)(i) of that Rule, as the Company does not hold customer funds or safekeep customer securities.

5. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company.

Company Allocation

The Company receives services from FIG LLC, a wholly-owned subsidiary of FOE I, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due from affiliate, net includes $122,129 due from FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

7. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due from affiliate, net, are recorded at fair value.

8. Subsequent Events

The Company has performed an evaluation of material events which occurred subsequent to December 31, 2016 (referred to as subsequent events) through the issuance of this statement of financial condition. Events subsequent to the date of issuance have not been considered in this statement of financial condition.

On February 14, 2017, the Parent announced that it had entered into a definitive merger agreement pursuant to which it will be acquired by an affiliate of Softbank Group Corp. in an all-cash transaction.